Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: February 16, 2022

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated February 16, 2022 to the Prospectus dated April 11, 2019 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Floating Rate Notes due 2028

Currency:	USD

Size:	$750,000,000

Maturity:	February 24, 2028

Payment Frequency:	Quarterly

Day Count Fraction:	Actual/360

Index:	Benchmark rate, which will initially be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement.

Re-offer Spread to Index:	+118 basis points

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$747,375,000

Interest Payment Dates:	February 24, May 24, August 24 and November 24 of each year, commencing May 24, 2022

Business Day:	New York

Business Day Convention:	Modified Following Business Day

Reset Frequency:	Quarterly

Optional Redemption:	We may redeem the notes, at our option, in whole, but not in part, on February 24, 2027 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after January 24, 2028, upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PCY0 / US46647PCY07

Trade Date:	February 16, 2022

Settlement Date:	February 24, 2022 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $1,450,000,000 of fixed-to-floating rate notes due 2026, $1,650,000,000 of fixed-to-floating rate notes due 2028 and $750,000,000 of floating rate notes due 2026. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

Huntington Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KeyBanc Capital Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

Nordea Bank Abp

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Academy Securities, Inc.

Blaylock Van, LLC

CastleOak Securities, L.P.

Loop Capital Markets LLC

R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on February 24, 2022 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange

Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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